September 25, 2025

Kalliopi Ornithopoulou
Chief Executive Officer, President, and Chairwoman of the Board
Rubico Inc.
20 Iouliou Kaisara Str
19002 Paiania
Athens, Greece

       Re: Rubico Inc.
           Registration Statement on Form F-1
           Filed September 22, 2025
           File No. 333-290426
Dear Kalliopi Ornithopoulou:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Cover Page

1. We note you disclose that if all of the Warrants offered to investors in this offering,
       including those subject to the Representative   s over-allotment option
for Warrants, are
       exercised on a zero cash basis, a maximum of 13,967,608 shares could be issued upon such zero cash exercise without payment to the Company of any additional cash. Please expand your disclosure to provide an example regarding the maximum
       number of shares issuable under the Warrants for the Representative's over-allotment option for Warrants.
 September 25, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Karina Dorin at 202-551-3763 or Daniel Morris at 202-551-3314 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Will Vogel, Esq., of Watson Farley & Williams LLP